Q1 FY14 MANAGEMENT PRESENTATION 12 August 2013 Exhibit 99.4

DISCLAIMER
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-
looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian
Securities and Investments Commission (ASIC);
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the
New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as change in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (CONTINUED)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James
Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments;
competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Russell Chenu, CFO
• Questions and Answers
4
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 39. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain
US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or
“msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US
GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain” and “Selling, general and administrative expenses excluding New
Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the
1st quarter of the prior fiscal year.
AGENDA

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

First quarter FY2014 net operating profit reflects:
• USA and Europe Fibre Cement EBIT margin increased 1.4 percentage points to 21.4%. EBIT increased 18% to
US$59.4 million
• Asia Pacific Fibre Cement adjusted EBIT increased 19% to US$21.1 million, reflecting higher sales volume and a slightly higher average net sales price, partially offset by depreciation of A$ against US$
• New Zealand product liability expenses of US$4.6 million in Asia Pacific Fibre Cement segment
1
Comparisons are of the 1***quarter of the current fiscal year versus the 1***quarter of the prior fiscal year
**st
**st
1
Q1 Q1%
FY 2014 FY 2013 Change
Net operating profit 142.2 68.5 -
Net operating profit excluding asbestos, ASIC expenses,
New Zealand product liability expenses and tax
adjustments
52.0 43.8 19
Diluted earnings per share excluding asbestos, ASIC
expenses, New Zealand product liability expenses and tax
adjustments (US cents)
11.7 10.0 17
US$ Millions

1 Comparisons are of the 1 quarter of the current fiscal year versus the 1 quarter of the prior fiscal year
USA and Europe Fibre Cement results reflected:
• Higher sales volume
• Slightly higher average net sales price
• Higher input costs
• Favourable shift in product mix
• Increased idle facility costs
• Lower fixed unit manufacturing costs
• Higher employment and marketing costs due to the ramp-up of organisational capabilities during the second half of the prior year
1
USA AND EUROPE FIBRE CEMENT 1 QUARTER SUMMARY
1
st
st
st
1

1st Quarter Result
Net Sales up 10% to US$278.1 million
Sales Volume up 10% to 428.0 mmsf
Average Price  up from US$649 per msf to US$650 per msf
EBIT up 18% to US$59.4 million
EBIT Margin up 1.4 pts to 21.4%
8
1 Comparisons are of the 1   quarter of the current fiscal year versus the 1 quarter of the prior fiscal year
**1
USA AND EUROPE FIBRE CEMENT
st
**st

Quarterly EBIT and EBIT Margin
EBIT EBIT Margin
1
USA AND EUROPE FIBRE CEMENT
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14
1 Excludes asset impairment charges of US$14.3 million in 4
th
quarter FY12, US$5.8 million in 3
rd
quarter FY13 and US$11.1 million in 4
th
quarter FY13

James Hardie

Top Line Growth

Volume (mmsf) / Starts (000s Units)
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
11
12
13
JH Volume
Housing Starts
JH Revenue

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 10 USA FIBRE CEMENT

James Hardie

Average Net Sales Price (US dollars)
US$ per MSF
670
630
590
550
US$650
FY09
FY10
FY11
FY12
FY13
Q1 FY14

11 USA AND EUROPE FIBRE CEMENT

ASIA PACIFIC FIBRE CEMENT 1 QUARTER SUMMARY

1 Comparisons are of the 1   quarter of the current fiscal year versus the 1   quarter of the prior fiscal year
Asia Pacific Fibre Cement results reflected:
• Higher Australian and New Zealand housing starts
• Increased sales volume and slightly higher average net sales price
• Lower fixed unit manufacturing costs
• Depreciation of the Australian dollar
st
st st
1

1st Quarter Result
Net Sales up  7% to US$94.1 million
Sales Volume up 8% to 102.4 mmsf
Average Price  up 1% to A$926 per msf
EBIT up 19% to US$21.1 million
EBIT Margin up 2.2 pts to 22.4%
13
1 Comparisons are of the 1  quarter of the current fiscal year versus the 1   quarter of the prior fiscal year
2  Excludes New Zealand product liability expenses of US$4.6 million and nil in 1   quarter FY14 and 1    quarter FY13, respectively
1
2
2
ASIA PACIFIC FIBRE CEMENT
st st
st st

• In Q1 FY14, James Hardie acquired the previously-leased land and buildings at its existing Carole Park (Brisbane) plant and is expanding production capacity at the site
• New production capacity expected to be fully operational in first half of
CY15
• Production at Rosehill (NSW) and Meeandah (Queensland) sites will continue
NEW AUSTRALIAN MANUFACTURING CAPACITY

USA and Europe Fibre Cement
• The US operating environment continues to reflect an increasing number of housing starts and improving house values
• Pick-up in repair and remodelling activity becoming apparent
• The company is continuing with its plan to invest in capacity expansions through re-commissioning of idled facilities in future periods
• The company expects EBIT to revenue margin to be above 20% for FY14, absent major adverse external factors
Asia Pacific Fibre Cement
• In Australia, dwelling approvals continue to track on a gradual upward trend, however the company is not anticipating any substantial increase in net sales revenue in FY14
• In New Zealand, the housing market continues to improve
• In the Philippines, the business is experiencing growth in its core market segments and is expected to deliver consistent earnings over the next 12 months
GROUP OUTLOOK

FINANCIAL REVIEW Russell Chenu, CFO

Highlights
• Earnings impacted by:
• Increased sales volumes, revenues, EBIT and EBIT margins in all major business units
• Unfavourable movement in the accounting provision for legacy product liability claims in New
Zealand, resulting in an expense of US$4.6 million
• Favourable asbestos adjustments of US$94.5 million as a result of the 11% depreciation of the
Australian dollar spot exchange rate against the US dollar at 30 June 2013 versus 31 March 2013
17
FINANCIAL REVIEW
• 58% increase in net operating cash flow to US$78.2 million
• Completed purchase of the previously-leased land and buildings at our Carole Park, Brisbane facility
• An ordinary dividend of US13.0 cents per security and a special dividend of US24.0 cents per security, paid on 26 July 2013 from FY13 earnings. Total dividend paid was US$163.6 million
• On 31 July 2013, the company repurchased 221,000 shares of its common stock, at cost of
A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20)

US$ Millions
Q1 '14 Q1 '13 % Change
Net sales  372.2 339.7 10
Gross profit  126.3 110.0 15
SG&A expenses  (54.9) (44.3) (24)
Research & development expenses  (9.0) (8.4) (7)
Asbestos adjustments  94.5 25.2 -
EBIT  156.9 82.5 90
Net interest income 0.1 0.2 (50)
Other income  0.1 0.4 (75)
Income tax expense (14.9) (14.6) (2)
Net operating profit  142.2 68.5 -
RESULTS Q1

1   Includes AICF SG&A expenses and AICF interest income
RESULTS Q1 (CONTINUED)
US$ Millions
Q1 '14 Q1 '13 % Change
Net operating profit 142.2 68.5 -
Asbestos:
Asbestos adjustments  (94.5) (25.2) -
Other asbestos (0.6) (0.8) 25
ASIC expenses - 0.1 -
New Zealand product liability expenses 4.6 - -
Asbestos and other tax adjustments 0.3 1.2 (75)
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and tax adjustments 52.0 43.8 19
1

US$ Millions
Q1 ’14
Q1 ’13
% Change
USA and Europe Fibre Cement
59.4 50.3 18
Asia Pacific Fibre Cement
21.1
17.7 19
Research & Development
(6.1)
(2)
Total segment EBIT excluding New Zealand product
liability expenses
74.4
20
General corporate costs excluding asbestos and
ASIC expenses
(6.9) (4.3) (60)
Total EBIT excluding asbestos, ASIC expenses
and New Zealand product liability expenses
67.5 57.7
17
Asbestos adjustments
94.5 -
AICF SG&A expenses
(0.5) (0.3)
(67)
ASIC expenses
- (0.1)
-
New Zealand product liaiblity expenses
(4.6) -
Total EBIT
156.9
90
2
1
1  Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses of US$4.6 million and nil in Q1’FY14 and
Q1’FY13, respectively
2 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
20
SEGMENT EBIT – Q1
62.0
(6.0)
25.2
82.5

James Hardie

A$/US$ Exchange Rate
1.20
1.10
1.00
0.90
0.80
0.70
0.60
30 Sep 09
31 Dec 09
31 Mar 10
30 Jun 10
30 Sep 10
31 Dec 10
31 Mar 11
30 Jun 11
30 Sep 11
31 Dec 11
31 Mar 12
30 Jun 12
30 Sep 12
31 Dec 12
31 Mar 13
30 Jun 13

√	
√	
√	√

• Unfavourable impact from translation of Asia Pacific results – Q1 FY14 vs Q1 FY13
• Favourable impact on corporate costs incurred in Australian dollars –
Q1 FY14 vs Q1 FY13
• Favourable impact from translation of asbestos liability balance – 30
June 2013 vs 31 March 2013
21
Earnings Balance Sheet
N/A
N/A
CHANGES IN A$ VERSUS US$

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – Q1
US$ Millions
Q1 ’14 Q1 ’13
Operating profit before income taxes 157.1 83.1
Asbestos:
Asbestos adjustments (94.5) (25.2)
Other asbestos (0.6) (0.8)
New Zealand product liability expenses 4.6 -
Operating profit before income taxes excluding asbestos
and New Zealand product liability expenses
66.6 57.1
Income tax expense  (14.9) (14.6)
Asbestos and other tax adjustments 0.3 1.2
Income tax expense excluding tax adjustments (14.6) (13.4)
Effective tax rate excluding asbestos, New Zealand
product liability expenses and tax adjustments
21.9% 23.5%
1

1 Certain reclassifications have been reflected in the prior period to conform with current period presentation
CASHFLOW
1
US$ Millions
Q1 ’14 Q1 ’13
EBIT  156.9 82.5
Non-cash items:
Asbestos adjustments (94.5) (25.2)
Other non-cash items 16.0 17.0
Net working capital movements 20.1 (8.1)
Cash Generated By Trading Activities 98.5 66.2
Tax payments, net (1.7) (0.6)
Change in other non-trading assets and liabilities (16.7) 121.8
Change in asbestos-related assets & liabilities (0.9) 1.4
Payment to the AICF - (138.7)
Interest paid (1.0) (0.5)
Net Operating Cash Flow 78.2 49.6
Purchases of property, plant & equipment (26.1) (14.9)
Proceeds from sale of property, plant & equipment 0.4 -
Proceeds from issuance of shares 2.5 1.1
Tax benefit from stock options exercised 0.2 -
Effect of exchange rate on cash (10.8) (3.6)
Movement In Net Cash 44.4 32.2
Beginning Net Cash  153.7 265.4
Ending Net Cash  198.1 297.6

• In Q1 FY14, the company completed the purchase of the previously-leased land and buildings at Carole Park, Brisbane plant and commenced investments to increase the plant’s production capacity
• Refurbishment of Fontana, California plant remains on schedule and is expected to reopen in early calendar year 2014
CAPITAL EXPENDITURE
US$ Millions
Q1 ’14 Q1 ’13 % Change
USA and Europe Fibre Cement (including
Research and Development)
11.6 13.1 (11)
Asia Pacific Fibre Cement 14.5 1.8 -
Total 26.1 14.9 75

CAPITAL MANAGEMENT AND DIVIDENDS
• An ordinary dividend of US13.0 cents per security and a special dividend of US24.0 cents per security were paid on 26 July 2013 from FY13 earnings. Total dividend paid was US$163.6 million
• In May 2013, the company announced a new share buyback program to acquire up to
5% of its issued capital during the following 12 months
• On 31 July 2013, the company repurchased 221,000 shares of its common stock, at cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20)

• At 30 June 2013:
DEBT
• Weighted average remaining term of debt facilities was 2.8 years at 30 June 2013, down from
3.1 years at 31 March 2013
• James Hardie remains well within its financial debt covenants
• Net cash of US$198.1 million compared to net cash of US$153.7 million at 31 March 2013
• Net cash position at 30 June 2013 was reduced to the extent of the July 2013 dividend payment of
US$163.6 million
US$ Millions
Total facilities 405.0
Gross debt -
Cash  198.1
Net cash (198.1)
Unutilised facilities and cash  603.1

New Zealand Product Liability Claims:
New Zealand Ministry of Education (MOE) claim:
NEW ZEALAND PRODUCT LIABILITY CLAIMS AND NEW ZEALAND MOE CLAIM
• On 16 April 2013, the MOE filed a ‘representative action’ against two James Hardie NZ subsidiaries and other parties
• The company is not yet able to determine the amount or range of loss, if any, that the NZ subsidiaries may be liable for
• The company has not made a provision for the MOE claim as of 30 June 2013
• Since FY02 James Hardie NZ subsidiaries have been joined to product liability claims that relate to buildings primarily constructed from 1998 to 2004
• These claims often involve multiple parties and allege losses due to excessive moisture penetration
• Q1 FY14 expense of US$4.6 million reflects adverse movements in provisions for existing claims during the quarter
• At 30 June 2013 and 31 March 2013, the provision for NZ product liability, net of anticipated third-party recoveries was US$18.0 million and US$15.2 million, respectively

ASBESTOS FUND – PROFORMA (UNAUDITED)
A$ millions
AICF cash and investments - 31 March 2013 128.1
Insurance recoveries 5.4
Interest and investment income 2.0
Claims paid (38.1)
Operating costs (1.1)
AICF cash and investments - 30 June 2013 96.3

• Net operating profit of US$52.0 million, which excludes asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments, reflected:
• Improved sales volumes and higher average net sales prices in both the
USA and Europe and the Asia Pacific Fibre Cement segments
• Increased employment and marketing costs in the US due to ramp up of organisational capabilities that occurred in the second half of the prior fiscal year
• Higher operating earnings in the US business with the USA and Europe
Fibre Cement EBIT margin at 21.4% for the quarter
• Increased contribution by the Asia Pacific Fibre Cement segment with adjusted EBIT margin for the quarter at 22.4%
• Ongoing investment in the refurbishment and re-commissioning of our Fontana,
California plant which remains scheduled to reopen in early calendar year 2014
• Purchase of the previously-leased land and buildings at our Carole Park,
Brisbane facility
SUMMARY

• Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$165 million and US$194 million
• Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments to be within that range
• Guidance is dependent on, among other things, housing industry conditions in the US continuing to improve and an average exchange rate at or near current levels applying for the balance of the year ending 31 March 2014
• Although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2014 GUIDANCE

QUESTIONS

APPENDIX

1 Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses of US$4.6 million and nil in Q1 ‘14 and Q1 ‘13, respectively
FINANCIAL SUMMARY
US$ Millions % Change
Net Sales
USA and Europe Fibre Cement 278.1 $   252.0 $    10
Asia Pacific Fibre Cement 94.1 87.7 7
Total Net Sales 372.2 $   339.7 $    10
EBIT - US$ Millions
USA and Europe Fibre Cement 59.4 $     50.3 $     18
Asia Pacific Fibre Cement 21.1 17.7 19
Research & Development (6.1) (6.0) (2)
General corporate costs excluding
asbestos and ASIC (6.9) (4.3) (60)
Total EBIT excluding asbestos, ASIC
expenses and New Zealand product
liability expenses 67.5 $     57.7 $     17
Net interest expense excluding AICF
interest income (1.0) (0.9) (11)
Other income 0.1 0.4 (75)
Income tax expense excluding tax
adjustments (14.6) (13.4) (9)
Net operating profit excluding
asbestos, ASIC expenses, New
Zealand product liability expenses
and tax adjustments 52.0 $     43.8 $     19
Q1 '14 Q1 '13
1

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, tax expense related to asbestos adjustments, ASIC expenses, New
Zealand product liability expenses and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, New Zealand product liability expenses and ASIC expenses
34
KEY RATIOS
3 Months
FY2014
3 Months
FY2013
3 Months
FY2012
EPS (Diluted)
11.7c 10.0c 9.0c
EBIT/ Sales (EBIT margin)
18.1% 17.0% 18.0%
Gearing Ratio
(16.5)% (32.1)% 2.1%
Net Interest Expense Cover
84.4x 57.7x 37.7x
Net Interest Paid Cover
67.5x 115.4x 33.2x
Net Debt Payback
- - 0.4yrs
1
2
1
2
2

1 Excludes New Zealand product liability expenses of US$4.6 million and nil in Q1 FY14 and Q1 FY13, respectively
EBITDA – Q1
US$ Millions
Q1 ’14 Q1 ’13 % Change
EBIT
USA and Europe Fibre Cement
59.4 50.3 18
Asia Pacific Fibre Cement
21.1 17.7 19
Research & Development
(6.1) (6.0) (2)
General corporate excluding asbestos and ASIC expenses (6.9) (4.3) (60)
Depreciation and Amortisation
USA and Europe Fibre Cement
13.4 13.3 1
Asia Pacific Fibre Cement
2.0 2.1 (5)
Total EBITDA excluding asbestos, ASIC expenses and
New Zealand product liability expenses 82.9 73.1 13
Asbestos adjustments 94.5 25.2 -
AICF SG&A expenses (0.5) (0.3) (67)
ASIC expenses
- (0.1) -
New Zealand product liability expenses
(4.6) - -
Total EBITDA
172.3 97.9 76
1

GENERAL CORPORATE COSTS – Q1
US$ Millions
Q1 '14 Q1 '13
% Change
Stock compensation expense 0.4 2.6 85
Corporate structure simplification expense 0.2 1.5 87
Other costs 6.3 5.7 (11)
General corporate costs excluding ASIC
expenses and intercompany foreign
exchange gain
6.9 9.8 30
ASIC expenses - 0.1 -
Intercompany foreign exchange gain - (5.5) -
General corporate costs 6.9 4.4 (57)

NET INTEREST INCOME
US$ Millions
Q1 ’14 Q1 ’13
Gross interest expense (1.0) (0.8)
Interest income 0.1 0.4
Realised loss on interest rate swaps (0.1) (0.5)
Net interest expense excluding AICF interest income (1.0) (0.9)
AICF interest income 1.1 1.1
Net interest income 0.1 0.2

James Hardie

U.S. Housing Starts

Calendar Quarters

(Thousands of Starts)
800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12 Q1'13 Q2'13
6% 7% 7% 4% 4% -9% -19% -25% -31% -21% -23% -24% -28% -31% -33% -44% -51% -46% -31% -19% 17% 12% -1% -3% -7% -5% 6% 23% 23.4% 28.0% 25.2% 37.8% 34.3% 17.0%
Housing starts
%Growth (same QtrPY)

38 TOTAL US HOUSING STARTS

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp

ENDNOTES

Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media
Release, to the equivalent US GAAP financial statement line item description used in the company’s consolidated financial statements:
40
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
ENDNOTES (CONTINUED)

EBIT margin –
EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations.
Management uses these non-US GAAP measures for the same purposes
42
NON-US GAAP FINANCIAL MEASURES
Q1 Q1
US$ Millions FY 2014 FY 2013
EBIT $ 156.9 $ 82.5
Asbestos:
Asbestos adjustments (94.5) (25.2)
AICF SG&A expenses 0.5 0.3
ASIC expenses - 0.1
New Zealand product liability expenses 4.6 -
EBIT excluding asbestos, ASIC expenses and New
Zealand product liability expenses 67.5 57.7
Net sales $ 372.2 $ 339.7
EBIT margin excluding asbestos, ASIC expenses and
New Zealand product liability expenses 18.1% 17.0%

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
43
Q1 Q1
US$ Millions FY 2014 FY 2013
Net operating profit $ 142.2 $ 68.5
Asbestos:
Asbestos adjustments (94.5) (25.2)
AICF SG&A expenses 0.5 0.3
AICF interest income (1.1) (1.1)
ASIC expenses - 0.1
New Zealand product liability expenses 4.6 -
Asbestos and other tax adjustments 0.3 1.2
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability expenses
and tax adjustments $ 52.0 $ 43.8
NON-US GAAP FINANCIAL MEASURES (CONTINUED)

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments –
Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-
US GAAP measure for the same purposes
44
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2014 FY 2013
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability expenses
and tax adjustments $ 52.0 $ 43.8
Weighted average common shares outstanding -
Diluted (millions) 443.1 438.5
Diluted earnings per share excluding asbestos,
ASIC expenses, New Zealand product liability
expenses and tax adjustments (US cents) 11.7 10.0

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
45
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions
FY 2014 FY 2013
Operating profit before income taxes
$ 157.1 $ 83.1
Asbestos:
Asbestos adjustments
(94.5) (25.2)
AICF SG&A expenses
0.5 0.3
AICF interest income (1.1) (1.1)
New Zealand product liability expenses
4.6 -
Operating profit before income taxes excluding asbestos and New
Zealand product liability expenses
$ 66.6 $ 57.1
Income tax expense
(14.9) (14.6)
Asbestos and other tax adjustments 0.3 1.2
Income tax expense excluding tax adjustments (14.6) (13.4)
Effective tax rate   9.5% 17.6%
Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments 21.9% 23.5%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
46
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2014 FY 2013
EBIT $ 156.9 $ 82.5
Depreciation and amortisation 15.4 15.4
Adjusted EBITDA $ 172.3 $ 97.9

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain – General corporate costs excluding ASIC expenses and intercompany foreign exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations.
Management uses these non-US GAAP measures for the same purposes
47
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013
General corporate costs $ 6.9 $ 4.4
Excluding:
ASIC expenses - (0.1)
Intercompany foreign exchange gain - 5.5
General corporate costs excluding ASIC
expenses and intercompany foreign exchange
gain $ 6.9 $ 9.8
FY 2014

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
48
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013
Selling, general and administrative expenses $ 54.9 $ 44.3
Excluding:
New Zealand product liability expenses (4.6) -
Selling, general and administrative expenses
excluding New Zealand product liability expenses $ 50.3 $ 44.3
Net Sales $ 372.2 $ 339.7
Selling, general and administrative expenses as a
percentage of net sales 14.8% 13.0%
Selling, general and administrative expenses
excluding New Zealand product liability expenses as
a percentage of net sales 13.5% 13.0%
FY 2014

Q1 FY14 MANAGEMENT PRESENTATION 12 August 2013